                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                                                 Commission File Number: 1-13953
                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ]Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ]Form N-SAR

For Period Ended: DECEMBER 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 NOT APPLICABLE

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant: W. R. GRACE & CO.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 7500 GRACE DRIVE City, State and Zip Code: COLUMBIA, MD 21044

                       PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonble detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

ON APRIL 2, 2001, W. R. GRACE & CO. ("GRACE") AND MOST OF ITS UNITED STATES SUBSIDIARIES FILED VOLUNTARY PETITIONS FOR RELIEF UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE IN THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE. ADDITIONAL TIME IS NEEDED TO ADEQUATELY ADDRESS THE EFFECTS OF THIS FILING ON GRACE'S DISCLOSURE OBLIGATIONS UNDER FORM 10-K.

                           PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            ROBERT M. TAROLA           410                531-4185
            ----------------           ---                --------
                 (Name)            (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                   [X] Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                   [X] Yes [ ]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached press releases dated January 29, 2001, February 26, 2001 and April 2, 2001 for explanation.


                                W. R. Grace & Co.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2001                  By: /s/ Robert M. Tarola
      -------------                      ---------------------------------
                                         Robert M. Tarola
                                         Senior Vice President and Chief
                                         Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (orther than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
================================================================================
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
================================================================================

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

GRACE NEWS                              CORPORATE COMMUNICATIONS

CONTACT:  Media Relations:              W. R. Grace & Co.
          Greg Euston                   7500 Grace Drive
          (212) 213-7060                Columbia, MD 21044

                                        Investor Relations:
                                        Francine Gilbert
                                        (410) 531-4283

             GRACE REPORTS RESULTS FOR FOURTH QUARTER AND YEAR 2000
                            INCLUDING ASBESTOS CHARGE

COLUMBIA, Maryland, January 29, 2001 -- W. R. Grace & Co. (NYSE: GRA) today reported a loss from continuing operations in the fourth quarter 2000 of $107.6 million, or $1.65 per diluted share (EPS), compared to income of $48.2 million or $0.66 in the fourth quarter of 1999. The 2000 results include a net asbestos charge (after expected insurance recovery and tax benefits) of $135.2 million, $2.07 per diluted share, taken in the fourth quarter to account for adverse experience in the latter part of 2000 compared to certain assumptions used to estimate Grace's previously recorded liability for asbestos-related litigation. Earnings in 1999 include after-tax gains of $11.8 million, $0.16 per diluted share, from the settlement of notes received as partial consideration for a business divested in 1994 and of $3.1 million, $0.04 per diluted share, from sales of non-core real estate. Excluding the unusual items in 2000 and 1999, EPS from continuing operations was $0.42 for the 2000 quarter and $0.46 for the 1999 quarter.

Sales for the quarter totaled $384.4 million compared to $395.2 million in the prior year quarter, a 2.7% decrease. Excluding the negative impact of currency translation, principally from weak European currencies, total sales increased 2.7%. Pretax income from core operations was $35.6 million compared to $51.3 million in the fourth quarter of 1999. The quarterly operating margin on core operations was 9.3%, down 3.7 percentage points compared to 1999.

 "It has been a difficult end to an otherwise good year," said Grace Chairman, President and Chief Executive Officer Paul J. Norris. "Asbestos litigation continues to be our Company's biggest challenge. During 2000 we have seen the litigation environment worsen and become more uncertain. This caused us to take a charge in the quarter to reflect adverse experience in the number of claims filed and the cost to resolve them. Any prediction of future trends in this environment is difficult."

On operations Norris stated, "Our results in the fourth quarter suffered from the general slowdown in some of our end-use markets, especially in late November and December and adverse weather impacting construction activity throughout the quarter. Additionally, negative currency effects in Europe and, more recently, Asia Pacific continue to impact results. As expected, margins were hurt by escalating natural gas prices and energy-driven raw material costs."

For the year ended December 31, 2000, Grace reported net sales of $1,569.4 million, a 2.9% increase versus 1999. Excluding the negative impact of currency translation, annual sales were up 6.8%. The full year loss including unusual items was $14.7 million compared to net income of $135.9 million in 1999. Excluding unusual items in both years, net income from continuing operations was $120.5 million in 2000, up 7% from $112.2 million in 1999. On the same basis, 2000 EPS of $1.78 was up by 17% from $1.52 in 1999.

CORE OPERATIONS
DAVISON CHEMICALS
REFINING CATALYSTS, CHEMICAL CATALYSTS AND SILICA PRODUCTS
Fourth quarter sales for the Davison Chemicals segment were $197.1 million, down 2.3% from the prior year. Excluding the impact of currency translation, sales were up 4.5%. Operating income of $27.6 million was down from $38.0 million in 1999 and operating margin of 14.0% was 4.8 percentage points below the 1999 fourth quarter. Operating income and margins were negatively impacted by higher natural gas prices, the weak Euro and sales volume declines in some areas. For the year, sales totaled $783.9 million, up 4.4% from 1999 (excluding currency translation impacts, sales were up 9.6%), with operating income of $131.6 million, up 5.9% versus the year-ago period.

Sales of refining catalysts, which include fluid cracking catalysts (FCC) and additives and hydroprocessing catalysts, were down 4.3% (up 1.9% excluding currency translation impacts) compared to the 1999 fourth quarter. Sales were down in North America from lower FCC volumes and in Europe from a 17% negative currency impact. Latin American sales were strong, driven by hydroprocessing volumes, and Asia Pacific sales were up due to FCC volumes. Sales of chemical catalysts decreased 12.8% over the fourth quarter of 1999 due to decline in demand for polyolefin catalysts, especially in North America. Sales of silica products were up 8.4% (18.4% before currency translation), primarily from the Ludox(R) colloidal silicas acquisition and strong volume growth in Europe and Asia Pacific.

PERFORMANCE CHEMICALS
CONSTRUCTION CHEMICALS, BUILDING MATERIALS AND CONTAINER PRODUCTS
Fourth quarter sales for the Performance Chemicals segment were $187.3 million, down 3.2% from the prior year. Excluding the impact of currency translation, sales were up 0.9% in the quarter. Operating income was $14.7 million, down from $25.8 million in the prior year quarter. Operating margin was 7.8%, a 5.5 percentage point decrease from the 1999 fourth quarter. Quarterly operating income and margins were affected by lower sales and higher petroleum-based raw material and freight costs. For the year, sales were $785.5 million, up 1.5% from 1999 (up 3.8% excluding currency translation), while operating income was $95.5 million, down 9.7% versus the year-ago period.

Sales of specialty construction chemicals, which include concrete admixtures, cement additives and masonry products, were down 5.0% versus a strong year-ago quarter, caused primarily by a decline in concrete admixture sales largely due to soft construction markets in Australia and Singapore, and weather-related project delays in North America. Sales of specialty building materials, which include waterproofing and fire protection products, were down 4.3% for the quarter, reflective of depressed construction activity and project delays due to severe weather. Sales of fire protection products, up 9.3%, remained strong due to firestop sales, while sales of waterproofing products were down approximately 12%. Sales of container products, which include container sealants, closure systems and coatings, were flat with the fourth quarter of 1999 (but up 7.0% before the effect of currency translation). The results reflect the positive impact of the Hampshire Polymers business acquired in July as well as market share gains in specialty coatings products, offset by decreases in can and closure sealants sales.

NONCORE ACTIVITIES

Expenses of noncore activities totaled $194.7 million for the quarter and $188.4 million for the year compared to income of $27.4 million for the fourth quarter of 1999 and $37.2 million for the year 1999. The fourth quarter of 2000 includes gains on sales of marketable securities as well as the pre-tax net charge for asbestos-related litigation of $208.0 million ($293.6 million gross, offset by $85.6 million of expected insurance recovery) which is discussed below. The fourth quarter of 1999 includes pretax gains of: 1) $18.5 million on the settlement of notes received as partial consideration when Grace sold its printing products business in 1994; and 2) $4.8 million from sales of noncore real estate.

ASBESTOS-RELATED LITIGATION
Grace estimates its asbestos-related liabilities based on its experience with, and recent trends in, asbestos litigation. Its recorded liabilities cover indemnity and defense costs for pending property damage claims and for pending and projected future bodily injury claims. The amounts recorded at each balance sheet date reflect Grace's latest estimate, based on measures governed by generally accepted accounting principles, of probable and estimable liabilities for asbestos-related litigation in all material respects.

During 2000, the number of bodily injury claims made against Grace have increased significantly compared to 1999 and prior year claim levels, with a total of 48,786 bodily injury claims being received in 2000 - an 81% increase over 1999 - and higher than any past year. Also, costs to resolve asbestos litigation were higher than expected for certain property damage and bodily injury claims. In addition, Grace was served with lawsuits alleging damages from a former attic insulation product which has never previously been the subject of property damage litigation. At December 31, 2000 Grace has pending: 7 property damage lawsuits, 9 attic insulation class action lawsuits, and 124,907 bodily injury claims.

As a result of these recent developments, Grace's evaluation of its recorded liability for asbestos-related litigation as of December 31, 2000 has led to an additional charge of $135.2 million (net of expected insurance recovery and tax benefits) to account for the unexpected claims volume, new risk factors and recent cost experience. After this adjustment, Grace's recorded liability for asbestos-related litigation is $1,105.9 million gross, $733.9 million net of insurance recovery and $469.9 million net of insurance recovery and tax benefits. The estimated gross liability represents an undiscounted stream of payments that are projected to be made in decreasing amounts over approximately 40 years. Payments in 2001 are currently estimated to be $178.4 million gross and $94.6 million after insurance recovery. With respect to attic insulation class action lawsuits, Grace continues to believe this product is safe for its intended purpose and has reserved for estimated defense costs only.

Recent adverse events in asbestos bodily injury litigation, including petitions for bankruptcy reorganization by several codefendant companies, have caused an environment that increases the risk of more claims being filed than previously projected, with higher settlement demands. As a result, any projection of future claims and costs could differ materially from actual experience.

LIQUIDITY

Grace's current liquidity position of nearly $400 million (reflected in the combination of cash and cash equivalents, net cash value of life insurance and unused committed credit facilities) is sufficient for normal operating and investment needs. The Company's 364-day bank credit facility matures in

May 2001. This facility totals $250 million with $150 million drawn at December 31, 2000. The current bank credit environment, which has tightened over the past several months, coupled with the uncertainties in the asbestos litigation environment, has increased the risk that this facility may not be renewed. If Grace were unable to renew this facility under acceptable terms, $150 million of outstanding bank loans would be due in May 2001 and the $100 million of unused committed credit would lapse. Additionally, Grace's receivables sales program, covering amounts up to $80 million, is also subject to renewal risk.

The strength of Grace's businesses and the consistency of their cash flows have historically been sufficient to obtain lender support for operating and investment needs, and to fund cash outflows for noncore obligations. However, given the current asbestos and banking environment, Grace's continued access to liquidity will likely require a restructuring of its existing credit facilities, and/or accessing other potential sources of long-term capital if available. In addition, Grace and its advisors are reviewing the strategic and operating issues associated with continuing to defend asbestos litigation through the court system versus seeking a resolution of such litigation through reorganization under Chapter 11 of the U.S. Bankruptcy Code. Grace continues to support consensus legislation that would fairly address concerns of claimants and defendants.

EXPECTATIONS FOR  2001

With respect to Grace's targets for 2001, Mr. Norris said, "we are projecting 4-6% growth in revenues and growth in core earnings of 5-10% - coming in the second half of the year. The margin challenges we face today will continue into 2001, so we are redoubling our productivity efforts to maintain earnings growth. On a net earnings basis before unusual items, we expect to be about flat with 2000 as a result of higher net interest expense on borrowings to fund operations and legacy obligations."

                                    * * * * *

Grace is a leading global supplier of catalysts and silica products, specialty construction chemicals and building materials, and container products. With annual sales of approximately $1.6 billion, Grace has over 6,000 employees and operations in nearly 40 countries. For more information, visit Grace's website at www.grace.com.

Grace will be hosting an earnings conference call to discuss fourth quarter results and its asbestos liabilities on January 30, 2001 at 10:00am EDT. The call will be available live on our website at www.grace.com or by phone at 212/896-6064. Anyone interested in listening to a playback recording of the call may do so by calling 1-800-633-8284, reservation #17397729, beginning at 1:00pm on January 30th until 1:00pm on Friday, February 2nd or by downloading it at www.grace.com.

                                    * * * * *

This announcement contains forward-looking statements that involve risks and uncertainties, as well as statements that are preceded by, followed by or include the words "believes," "plans," "intends", "targets", "will," "expects," "anticipates," or similar expressions. For such statements, Grace claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements include those factors set forth in Grace's most recent Annual Report on Form 10-KA and quarterly reports on Form 10-Q, which have been filed with the SEC.

=====================================================================================================================
W. R. Grace & Co. and Subsidiaries
Consolidated Statement of Operations                                   Three Months Ended         Twelve Months Ended
(Unaudited)                                                               December 31,                December 31,
=====================================================================================================================
Amounts in millions, except earnings per share                          2000         1999*        2000         1999*
- ---------------------------------------------------------------------------------------------------------------------
Net sales                                                              $ 384.4    $   395.2    $ 1,569.4    $ 1,524.9
Other income                                                              16.5         30.4         49.5         56.7
                                                                       -------    ---------    ---------    ---------

                                                                         400.9        425.6      1,618.9      1,581.6
                                                                       -------    ---------    ---------    ---------

Cost of goods sold and operating expenses                                242.6        233.1        945.9        903.4
Selling, general and administrative expenses                              72.8         80.6        323.1        327.2
Research and development expenses                                         12.4         10.5         45.7         42.3
Depreciation and amortization                                             21.9         21.4         87.8         89.2
Interest expense                                                           7.9          4.7         28.1         16.1
Provision for asbestos-related litigation, net of
   estimated insurance recovery                                          208.0         --          208.0         --
                                                                       -------    ---------    ---------    ---------

                                                                         565.6        350.3      1,638.6      1,378.2
                                                                       -------    ---------    ---------    ---------

(Loss) income from continuing operations before income
   taxes                                                                (164.7)        75.3        (19.7)       203.4
Benefit from (provision for) income taxes                                 57.1        (27.1)         5.0        (73.2)
                                                                       -------    ---------    ---------    ---------
(LOSS) INCOME FROM CONTINUING OPERATIONS                                (107.6)        48.2        (14.7)       130.2
Income from discontinued operations, net of tax                           --           --           --            5.7
                                                                       -------    ---------    ---------    ---------

NET (LOSS) INCOME                                                      $(107.6)   $    48.2    $   (14.7)   $   135.9
=====================================================================================================================
BASIC (LOSS) EARNINGS PER SHARE:
Continuing operations                                                  $  (1.65)  $     0.68   $    (0.22)  $     1.84
Net (loss) income                                                      $  (1.65)  $     0.68   $    (0.22)  $     1.92

Average number of basic shares                                            65.2         70.7         66.8         70.7

DILUTED (LOSS) EARNINGS PER SHARE:
Continuing operations                                                  $  (1.65)  $     0.66   $    (0.22)  $     1.76
Net (loss) income                                                      $  (1.65)  $     0.66   $    (0.22)  $     1.84

Average number of diluted shares                                          65.2         72.8         66.8         73.8
=====================================================================================================================

* Amounts reflect a reclassification of freight costs and sales commissions (previously shown as a reduction of net sales) to cost of goods sold and selling expenses in accordance with Emerging Issues Task Force Consensus No.
00-10, "Accounting for Shipping and Handling Revenues and Costs."

========================================================================================================================
W. R. Grace & Co. and Subsidiaries
Continuing Operations Segment Basis                    Three Months Ended                   Twelve Months Ended
(Unaudited)                                               December 31,                         December 31,
========================================================================================================================
                                                                           %                                     %
Dollars in millions                               2000       1999*       Change       2000        1999*       Change
- ------------------------------------------------------------------------------------------------------------------------
NET SALES:

   DAVISON CHEMICALS
     Refining catalysts......................  $ 113.9      $ 119.0      (4.3%)      $445.7     $ 424.9          4.9%
     Chemical catalysts......................     26.6         30.5     (12.8%)       117.0       113.3          3.3%
     Silica products.........................     56.6         52.2       8.4%        221.2       212.9          3.9%
                                               ----------------------------------------------------------------------
  NET SALES - DAVISON CHEMICALS                  197.1        201.7      (2.3%)       783.9       751.1          4.4%
                                               ----------------------------------------------------------------------

   PERFORMANCE CHEMICALS
     Construction chemicals..................     79.5         83.7      (5.0%)       326.2       315.0          3.6%
     Building materials......................     49.2         51.4      (4.3%)       224.1       219.4          2.1%
     Container products......................     58.6         58.4       0.3%        235.2       239.4         (1.8%)
                                               ----------------------------------------------------------------------
  NET SALES - PERFORMANCE CHEMICALS              187.3        193.5      (3.2%)       785.5       773.8          1.5%
                                               ----------------------------------------------------------------------
TOTAL SALES--CORE OPERATIONS                    $ 384.4      $ 395.2      (2.7%)    $1,569.4    $1,524.9          2.9%
========================================================================================================================

PRE-TAX OPERATING INCOME:
  Davison Chemicals..........................   $ 27.6        $38.0     (27.4%)     $ 131.6      $124.3          5.9%
  Performance Chemicals......................     14.7         25.8     (43.0%)        95.5       105.8         (9.7%)
  Corporate operating costs..................     (6.7)       (12.5)     46.4%        (40.0)      (52.0)        23.1%
                                               ----------------------------------------------------------------------
PRETAX INCOME FROM CORE OPERATIONS                35.6         51.3     (30.6%)       187.1       178.1          5.0%
                                               ----------------------------------------------------------------------
Pretax (loss) income from noncore activities.   (194.7)        27.4        NM        (188.4)       37.2           NM
Interest expense.............................     (7.9)        (4.5)    (75.6%)       (28.1)      (16.1)       (74.5%)
Interest income..............................      2.3          1.1     109.1%          9.7         4.2        131.0%
                                               ----------------------------------------------------------------------
     (LOSS) INCOME FROM CONTINUING
     OPERATIONS BEFORE INCOME TAXES             (164.7)        75.3        NM         (19.7)      203.4           NM
Benefit from (provision for) income taxes....     57.1        (27.1)       NM           5.0       (73.2)          NM
                                               ----------------------------------------------------------------------
     (LOSS) INCOME FROM CONTINUING OPERATIONS $ (107.6)      $ 48.2        NM        $(14.7)    $ 130.2           NM
========================================================================================================================

========================================================================================================================
KEY FINANCIAL MEASURES:
   Pretax income from core operations as a
       Percentage of sales...................      9.3%        13.0%     (3.7) pts     11.9%       11.7%       0.2 pts
   Pretax income from core operations before
       depreciation and amortization.........   $ 57.5       $ 72.7     (20.9%)     $ 274.9     $ 267.3        2.8%
      As a percentage of sales...............     15.0%        18.4%     (3.4) pts     17.5%       17.5%      (0.0) pts
========================================================================================================================
NET SALES BY REGION:

   North America ............................  $ 201.0      $ 205.9      (2.4%)      $835.8     $ 794.0        5.3%
   Europe....................................     97.8        111.4     (12.2%)       413.8       443.8       (6.8%)
   Asia Pacific..............................     57.7         55.4       4.2%        217.0       206.1        5.3%
   Latin America.............................     27.9         22.5      24.0%        102.8        81.0       26.9%
                                               ----------------------------------------------------------------------
TOTAL                                          $ 384.4       $395.2      (2.7%)    $1,569.4    $1,524.9        2.9%
========================================================================================================================

* Amounts reflect a reclassification of freight costs and sales commissions (previously shown as a reduction of net sales) to cost of goods sold and selling expenses in accordance with Emerging Issues Task Force Consensus No.
00-10, "Accounting for Shipping and Handling Revenues and Costs."

NM - Not meaningful.

======================================================================================================================

W. R. Grace & Co. and Subsidiaries                                                          Twelve Months Ended
Consolidated Statement of Cash Flows (Unaudited)                                               December 31,
======================================================================================================================
Dollars in millions                                                                       2000             1999
                                                                                    ----------------------------------
OPERATING ACTIVITIES
(Loss) income from continuing operations before income taxes ......................   $    (19.7)    $       203.4
Reconciliation to net cash (used for) operating activities:
     Depreciation and amortization ................................................         87.8              89.2
     Provision for asbestos-related litigation                                             208.0
     Gain on disposal of assets....................................................         (4.9)            (13.6)
     Changes in assets and liabilities, excluding effect of businesses acquired/divested and foreign currency translation:
         (Increase) in net working capital.........................................        (73.0)             38.3
         Expenditures for asbestos-related litigation .............................       (281.8)           (115.9)
         Proceeds from asbestos-related insurance .................................         85.5              73.1
         Expenditures for environmental remediation ...............................        (36.8)            (17.8)
         Expenditures for postretirement benefits .................................        (23.0)            (19.6)
                                                                                    ----------------------------------
     NET PRE-TAX CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES
     OF  CONTINUING OPERATIONS.....................................................        (57.9)            237.1
Net pre-tax cash (used for) retained obligations of discontinued operations........        (34.9)            (42.9)
                                                                                    ----------------------------------
     NET PRE-TAX CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES .................        (92.8)            194.2
Income taxes paid, net of refunds .................................................        (28.3)            (54.4)
                                                                                    ----------------------------------
     NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES .........................       (121.1)            139.8
                                                                                    ----------------------------------
INVESTING ACTIVITIES
Capital expenditures ..............................................................        (64.8)            (82.5)
Businesses acquired in purchase transactions, net of cash acquired ................        (49.0)             (9.4)
Investments in unconsolidated affiliates ..........................................         (3.6)             --
Net investment in life insurance policies .........................................        (16.3)             (2.5)
Net investing activities of discontinued operations ...............................         --               (54.1)
Net proceeds from divestments .....................................................         --               184.6
Proceeds from disposals of assets .................................................         11.9              40.6
                                                                                    ----------------------------------
     NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES .........................       (121.8)             76.7
                                                                                    ----------------------------------

FINANCING ACTIVITIES
Borrowings under bank credit facilities net of repayments .........................        311.3              18.7
Repayment of long-term debt........................................................        (24.7)             --
Proceeds from the exercise of stock options .......................................          5.8              26.6
Purchase of treasury stock ........................................................        (47.3)            (95.3)
Net financing activities of discontinued operations ...............................         --               (27.5)
                                                                                    ----------------------------------
     NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .........................        245.1             (77.5)
                                                                                    ----------------------------------
Effect of currency exchange rate changes on cash and cash equivalents .............        (10.1)             (4.5)
                                                                                    ----------------------------------
     (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS .............................         (7.9)            134.5
Cash and cash equivalents, beginning of period ....................................        199.8              65.3
                                                                                    ----------------------------------
Cash and cash equivalents, end of period ..........................................   $    191.9     $       199.8
======================================================================================================================

===============================================================================================================================
W. R. Grace & Co. and Subsidiaries
Consolidated Balance Sheet (Unaudited)                                                      December 31,    December 31, 1999
                                                                                                2000            (Restated)
===============================================================================================================================
Amounts in millions, except per value and shares

ASSETS
CURRENT ASSETS
Cash and cash equivalents .......................................................        $        191.9     $        199.8
Notes and accounts receivable, net ..............................................                 225.5              193.6
Inventories .....................................................................                 144.2              128.2

Deferred income taxes ...........................................................                  98.8              111.7
Asbestos-related insurance expected to be realized within one year ..............                  83.8               75.2

Other current assets.............................................................                  56.9               71.3
                                                                                         --------------------------------------
     TOTAL CURRENT ASSETS .......................................................                 801.1              779.8

Properties and equipment, net of accumulated depreciation and
     amortization of $935.4 (1999 - $908.3) .....................................                 601.7              617.3
Goodwill, less accumulated amortization of $7.2 (1999 - $7.2) ...................                  34.1               25.4

Cash value of life insurance policies, net of policy loans.......................                 104.3               81.6
Deferred income taxes ...........................................................                 390.0              328.3
Asbestos-related insurance expected to be realized after one year................                 288.2              296.2
Other assets ....................................................................                 394.6              346.5
                                                                                         --------------------------------------
     TOTAL ASSETS ...............................................................        $      2,614.0     $      2,475.1
                                                                                         ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt .................................................................        $        163.4     $         13.0
Accounts payable ................................................................                 151.4              124.1

Income taxes payable ............................................................                 123.1              146.7
Asbestos-related liability expected to be satisfied within one year..............                 178.4              199.3
Other current liabilities .......................................................                 247.7              286.3
                                                                                         --------------------------------------
     TOTAL CURRENT LIABILITIES ..................................................                 864.0              769.4

Long-term debt ..................................................................                 258.5              123.2
Deferred income taxes ...........................................................                  20.2               20.5
Asbestos-related liability expected to be satisfied after one year ..............                 927.5              884.7
Other liabilities ...............................................................                 538.7              566.2
                                                                                         --------------------------------------
     TOTAL LIABILITIES ..........................................................               2,608.9            2,364.0
                                                                                         --------------------------------------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Common stock issued, par value $.01; 300,000,000 shares authorized;
     Outstanding: 2000 - 65,418,000; 1999 - 69,414,000 ..........................                   0.8                0.8
Paid in capital .................................................................                 432.2              422.6
Retained earnings (accumulated deficit)..........................................                (141.4)            (126.7)
Deferred compensation trust .....................................................                   0.0               (0.6)
Treasury stock, at cost: 11,443,900 common shares (1999 - 6,628,500) ............                (136.4)             (89.1)
Accumulated other comprehensive loss ............................................                (150.0)             (95.9)
                                                                                         --------------------------------------
     TOTAL SHAREHOLDERS' EQUITY .................................................                   5.1              111.1
                                                                                         --------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .................................        $      2,614.0     $      2,475.1
===============================================================================================================================

GRACE NEWS                             CORPORATE COMMUNICATIONS

                                       W. R. Grace & Co.
                                       7500 Grace Drive
                                       Columbia, MD 21044

CONTACT: Media Relations:              Investor Relations:
         Greg Euston                   Francine Gilbert
         (212) 213-7060                (410) 531-4283


               GRACE REPORTS SUBSEQUENT EVENT CHARGE FOR TAX ISSUE

         COLUMBIA, Maryland, February 26, 2001-- W. R. Grace & Co. (NYSE: GRA) today announced that it will record a provision of $75.0 million in its 2000 financial statements, as a subsequent event, to account for potential additional taxes and interest related to loans secured by the cash value of its corporate owned life insurance (COLI) policies. The provision is in response to a U.S. District Court ruling last week in American Electric Power, Inc. vs. United States, disallowing interest deductions on policy loans of a similarly-situated taxpayer. After this charge, Grace's reported net loss and net loss per share for the fiscal year ended December 31, 2000 will be $89.7 million and $1.34, respectively.

         In 1988 and 1990, Grace acquired COLI policies to fund post retirement benefits as well as other long-term liabilities. Grace partially financed the payment of COLI premiums with policy loans and claimed related interest deductions through 1998, at which time the deductibility of policy loan interest became prohibited by a change in tax law. The Internal Revenue Service (IRS), on a comprehensive national level, is challenging the deductibility of interest on policy loans prior to 1999 and Grace is one of many taxpayers affected. Grace had previously reported this tax contingency in its filings with the Securities and Exchange Commission and its annual report to shareholders. Until this unfavorable ruling, Grace's accounting reflected its estimate of resolution in connection with ongoing tax examinations.

                                     (more)

         To date, Grace has been assessed and has paid $21.2 million of tax and interest related to deductions claimed in 1990 through 1992 and is currently under audit for the 1993 through 1996 tax years. Subsequent to 1992, Grace deducted approximately $163.2 million of interest attributable to COLI policy loans. Grace plans to file a claim for refund of the amount paid to date and will contest any related future IRS assessments on the grounds that a valid business purpose exists for acquiring the COLI policies, that the COLI policies have economic substance and that interest deductions claimed were in compliance with tax laws in effect at the time. However, Grace could be required to make additional payments to the IRS, beginning in late 2002, while this issue is being contested.

         Grace is a leading global supplier of catalysts and silica products, specialty construction chemicals and building materials, and container products. With annual sales of approximately $1.6 billion, Grace has over 6,000 employees and operations in nearly 40 countries. Visit the Grace website at www.grace.com.

                                    * * * * *

         This announcement contains forward-looking statements that involve risks and uncertainties, as well as statements that are preceded by, followed by or include the words "believes," "plans," "intends", "targets", "will," "expects," "anticipates," or similar expressions. For such statements, Grace claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements include those factors set forth in Grace's most recent Annual Report on Form 10-KA and quarterly reports on Form 10-Q, which have been filed with the SEC.

                                      # # #

GRACE NEWS                             CORPORATE COMMUNICATIONS

                                       W. R. Grace & Co.
                                       7500 Grace Drive
                                       Columbia, MD 21044

CONTACT:
         Media Relations:                           Investor Relations:
         William Corcoran                           Francine Gilbert
         (410) 531-4203                             (410) 531-4283
         OR                                         OR
         Thomas M. Daly, Jr.                        Bridget Sarikas
         Kekst and Company                          (410) 531-4194
         (212) 521-4800

              W. R. GRACE & CO. FILES VOLUNTARY CHAPTER 11 PETITION
                           TO RESOLVE ASBESTOS CLAIMS

          -- COMPANY'S BUSINESSES WILL CONTINUE TO OPERATE AS USUAL --
        -- CONTINUED EMPHASIS ON PREMIER PRODUCTS AND CUSTOMER SERVICE --

COLUMBIA, MARYLAND, APRIL 2, 2001 - W. R. Grace & Co. (NYSE: GRA) today announced that the Company has voluntarily filed for reorganization under Chapter 11 of the United States Bankruptcy Code in response to a sharply increasing number of asbestos claims. This Chapter 11 filing includes 61 of Grace's domestic entities. None of the Company's foreign subsidiaries are included in this filing.

The filing, made today in the U.S. Bankruptcy Court in Wilmington, Delaware, will enable the Company to continue to operate its businesses in the usual manner under court protection from its creditors and claimants, while using the Chapter 11 process to develop and implement a plan for addressing the asbestos-related claims against it. The Company intends to work closely with asbestos claimants and other creditors to develop a plan of reorganization that will both address valid asbestos claims in a fair and consistent manner and establish a sound capital structure for long-term growth and profitability.

The Company also announced that it has obtained $250 million in debtor-in-possession financing from Bank of America, N.A.. Following the court's approval, the Company can use these funds to help meet the future needs and obligations associated with operating its business, including payment under normal terms to suppliers and vendors for all goods and services that are provided after today's filing.

                                     (more)

The Company expects that employees will continue to be paid in the normal manner, and their benefits will not be disrupted. The Company's qualified pension plan for retirees and vested current and former employees is fully funded and protected by federal law.

Grace's Chairman, President, and Chief Executive Officer Paul J. Norris said, "This is a voluntary decision that, although very difficult, was absolutely necessary for us. We believe that the state court system for dealing with asbestos claims is broken, and that Grace cannot effectively defend itself against unmeritorious claims. The best forum available to Grace to achieve predictability and fairness in the claims settlement process is through a federal court-supervised Chapter 11 filing. By filing now, we are able to both obtain a comprehensive resolution of the claims we are facing and preserve the inherent value of our businesses. Under Chapter 11, litigation will be stayed and Grace will be able to address all of the valid claims against it in a fair and consistent manner in one proceeding. In the meantime, we will continue to operate our business in the usual manner, meeting all of our responsibilities to customers, employees, suppliers, and business partners. There is no other forum currently existing that would allow us to accomplish all of these objectives."

Mr. Norris continued, "Until recently, Grace was able to settle claims through direct negotiations. The filings of claims had stabilized, and annual cash flows were manageable and fairly predictable. In 2000, the litigation environment changed with an unexpected 81% increase in claims, which we believe is due to a surge in unmeritorious claims. Trends in case filings and settlement demands, which show no signs of returning to historic levels, have increased the risk that Grace will not be able to resolve its pending and future asbestos claims under the current system."

"Moreover, the recent Chapter 11 filings of Babcock & Wilcox,
Pittsburgh-Corning, Owens Corning, Armstrong, and GAF are resulting in a significant increase in damages sought by claimants from Grace. Grace will now seek, through the court-supervised Chapter 11 process, to identify and implement a reasonable and just procedure for making payments to creditors and claimants determined to have valid claims against the Company."

Mr. Norris added that, "Grace is a fundamentally sound company with strong cash flow. We have a clear leadership position in all of our major markets, many of them in industries vital to the economy. Over the past several years, the senior management and employees together have led the Company to many significant achievements, including streamlining the Company's operations and driving growth and productivity through our strategic growth initiatives and Six Sigma."

"We are confident that, once we can finally resolve this difficult issue, the Company can leverage its inherent value and strong cash flow to emerge from reorganization as a strong, financially sound enterprise. In the meantime, we will operate as we

                                     (more)
always have, providing premier quality products and customer service. We urge Congress to pass legislation to address what the Supreme Court has described as an 'elephantine mass of asbestos cases' that defies customary judicial administration."

Grace's asbestos liabilities largely stem from commercially purchased asbestos added to some of its fire protection products. The Company ceased to add any asbestos to its products in 1973. Grace is a co-defendant with many other companies in asbestos litigation, and has claims filed against it across the country. The Company to date has received over 325,000 asbestos personal injury claims, and has paid $1.9 billion to manage and resolve asbestos-related litigation. For the year 2000, asbestos-related claims against the Company were up 81% from the prior year with even higher increases for the first three months of 2001. Five other major companies involved in asbestos-related litigation have voluntarily filed for Chapter 11 under the US Bankruptcy Code since January 1, 2000, bringing the total to 26 companies since 1982.

In light of the Chapter 11 filing, Grace's Annual Meeting of Stockholders, scheduled for May 10, 2001, has been cancelled.

GRACE is a leading global supplier of catalysts and silica products, specialty construction chemicals and building materials, and container products. With annual sales of approximately $1.6 billion, Grace has over 6,000 employees and operations in nearly 40 countries. For more information, visit Grace's web site at www.grace.com or call the Grace Financial Reorganization hotline at 1-800-472-2399 (for international calls use your incountry AT&T Direct Access Number).

This announcement contains forward-looking statements that involve risks and uncertainties, as well as statements that are preceded by, followed by or include the words "believes," "plans," "intends", "targets", "will," "expects," "anticipates," or similar expressions. For such statements, Grace claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements include those factors set forth in Grace's most recent Annual Report on Form 10-KA and quarterly reports on Form 10-Q, which have been filed with the SEC.

                                      # # #